SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2015

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .

Adoption of New Articles of Association

By a Postal Ballot Notice dated July 30, 2015, Dr. Reddy’s Laboratories Ltd. (the “Company”) conducted a postal ballot seeking the approval of the shareholders of the Company for adoption of new Articles of Association in substitution of the existing Articles of Association of the Company. The new Articles of Association are designed to be aligned with the provisions of the Indian Companies Act, 2013 and the rules framed thereunder.

The special resolution for adoption of the new Articles of Association was approved by the shareholders of the Company with the requisite majority. The approval is deemed to have been received on the last date for receipt of duly completed postal ballot forms and e-voting. i.e., September 17, 2015. A resolution passed by the shareholders of the Company through postal ballot is deemed to have been passed as if it had been passed at a General Meeting of the shareholders of the Company.

The new Articles of Association, along with the Postal Ballot Notice and the Notice to the Bombay Stock Exchange and the National Stock Exchange of Indian Limited of the results of the postal ballot process, are each attached as exhibits hereto.

EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Articles of Association of Dr. Reddy’s Laboratories Limited.

99.2	Postal Ballot Notice, July 30, 2015.

99.3	Notice to Bombay Stock Exchange and National Stock Exchange of Indian Limited of Postal Ballot results, September 18, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: September 25, 2015	By:	/s/ Sandeep Poddar
	Name:	Sandeep Poddar
	Title:	Company Secretary